UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        GOLDEN EAGLE INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON $0.0001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   380961 10 2
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                                 (CUSIP Number)

                                Mary A. Erickson
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      4949 S. Syracuse Street, Suite 300, Denver, CO 80237 (303) 694-6101
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 22, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 380961 10 2                                                PAGE 2 of 5


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mary A. Erickson
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

       Not applicable
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 [  ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         14,697,717  as  the sole  shareholder  and  as a director
    OWNED BY           and officer of Golden Eagle Mineral Holdings, Inc.
      EACH       --------------------------------------------------------------
   REPORTING      8    SHARED VOTING POWER
     PERSON
      WITH             0
                 --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                       14,697,717  as  the sole  shareholder  and  as a director
                       and officer of Golden Eagle Mineral Holdings, Inc.
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,697,717 indirectly as sole owner of affiliate:  Golden
       Eagle Mineral Holdings, Inc.

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [  ]


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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32%
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  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                                                     PAGE 3 OF 5

ITEM 1            SECURITY AND ISSUER

Title and Class:                    Common $0.0001
Principal Executive                 Golden Eagle International, Inc.
Office of Issuer:                   4949 S. Syracuse Street, Suite 300
                                    Denver, CO  80237

ITEM 2            IDENTITY AND BACKGROUND

     (a) Name:                      Mary A. Erickson

     (b) Principal Business         4949 S. Syracuse Street, Suite 300
         Office & Address:          Denver, CO  80237

    (c)  Principal Business:        The  Principal  Business  of  the  reporting
                                    person is evaluating, acquiring, developing, owning and operating gold, mineral and other precious mineral properties.

     (d) None.

     (e) None.

     (f) Citizenship; State of
         Incorporation:            U.S.A.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4   PURPOSE OF TRANSACTION

         Not applicable.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

     (a) Golden Eagle Mineral Holdings, Inc. owns Fourteen Million Six Hundred Ninety Seven Thousand Seven Hundred Seventeen (14,697,717) shares or approximately Thirty Two percent (32%) of total issued and outstanding. There are, in addition, outstanding commitments to issue approximately Seven Million (7,000,000) shares. The reporting person is the sole shareholder of Golden Eagle Mineral Holdings, Inc., and therefore the indirect owner of such shares.



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                                                                     PAGE 4 OF 5

     (b) Sole voting and dispositive Power: Fourteen Million Six Hundred Ninety Seven Thousand Seven Hundred Seventeen (14,697,717). Since the reporting person is the sole shareholder of the record owner of these shares, she considers herself effectively as having sole voting and dispositions powers.

     (c) Golden Eagle Mineral Holdings, Inc. transferred 40,000 shares to an unrelated non-affiliate in a private transaction in settlement of debt.

     (d) None.

     (e) None.

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP NO. 380961 10 2                                   13D          PAGE 5 OF 5



SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 27, 1996



                                        By:  /s/  Mary A. Erickson
                                           -----------------------------------
                                           Mary A. Erickson


ATTENTION:    Intentional Misstatements or Omissions of fact
              constitute Federal criminal violations.  (See 18USC1001)